Exhibit 99.1

InterOil Announces Special Meeting Date to Vote on Oil Search Transaction

SINGAPORE and PORT MORESBY, Papua New Guinea, June 13, 2016 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) has scheduled a Special Meeting to be held on July 28, 2016 for holders of common shares, options and restricted share units (collectively, "Securityholders") to consider the previously announced Oil Search transaction. Shareholders of record as of June 20, 2016 will be entitled to vote at the Special Meeting.

This meeting is separate from the Special and Annual Meeting of Shareholders, which is scheduled for June 14, 2016.

Additional information about the transaction will be provided to all InterOil Securityholders in a Management Information Circular, which will be filed on SEDAR and mailed to Securityholders in due course. The process relating to the Special Meeting is subject to receipt of an interim order of the Supreme Court of Yukon.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This release includes "forward-looking statements". All statements, other than statements of historical facts, included in this release are forward-looking statements. Such forward-looking statements may include, without limitation, statements regarding the holding of the Special Meeting and the mailing of Management Information Circular. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular information and statements relating to InterOil's agreement with Oil Search, the receipt of an interim order with respect to the Special Meeting and the other risk factors discussed in InterOil's publicly available filings, including but not limited to those in InterOil's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.